DIVERSIFIED RESOURCES, INC.
1789 W. Littleton Blvd.,
Littleton CO 80120
  (303) 797-5417

February 22, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Diversified Resources, Inc.
Post-Effective Amendment to Registration Statement on Form S-1
File No. 333-175183

Diversified Resources, Inc. requests that the post-effective amendment to the Company's registration statement on Form S-1 (File No. 333-175183) be withdrawn,

The reason for this request is that the amendment is out of date and the shares which were to be sold by the selling shareholders named in the registration statement can be sold pursuant to Rule 144.

No shares were sold by means of the post-effective amendment.

Very truly yours,

/s/ Paul Laird

Paul Laird, Chief Executive Officer